UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of October 2019

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Delivers Advanced Offender Monitoring Solution With LTE Connectivity and Voice Commands

Omnilink OM500 allows law enforcement agencies to accurately and efficiently monitor offenders, saving time and resources, while making communities safer

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 24, 2019--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading IoT solutions provider that combines devices, network and software to unlock value in the connected economy, today announced the release of the Omnilink® OM500 ankle bracelet, an advanced, market-leading LTE offender monitoring device that allows law enforcement agencies to better manage pre-trial detainees, individuals under house arrest, probationers and parolees. The OM500 pairs with the award-winning FocalPoint® application software to create a turnkey, device-to-cloud solution. This solution helps agencies optimize resources and provides greater visibility and management of offenders’ whereabouts and movements to help law enforcement create safer communities (see video).

Traditional offender monitoring solutions require participants to charge bracelets for up to two hours per day and have a limited battery life of 24 to 48 hours. The OM500 reduces charge time by up to 75 percent while increasing the battery life by more than double traditional alternatives. Reduced charge time and increased battery life help optimize agency manpower normally dedicated to charging-related issues. Additionally, the OM500 can lower the cost of offender monitoring to approximately $3.50 per day, allowing law enforcement agencies to redeploy budget to other critical areas.

Marc Overton, Chief Solutions Officer, Sierra Wireless, said: “Without electronic offender monitoring, agencies often struggle to monitor and track the large number of offenders they are responsible for. With the OM500, law enforcement personnel can monitor many offenders simultaneously, enabling government agencies to redeploy crucial department resources, improve efficiencies and make their communities safer.”

The OM500 features a patented no-speaker audio messaging system that allows agencies to send high-quality, custom voice commands in multiple languages directly to the ankle monitor to relay important information, such as reminders for upcoming appointments or notifying the participant of compliance issues. By providing visibility into offenders’ location and movements, the OM500 enables agencies to make smarter, more effective decisions. Improved mapping capabilities that reduce drift are designed to offer more accurate, real-time location data, while geofencing and advanced movement detection technology can be configured to alert officers if an offender has strayed from a designated zone. The OM500’s advanced location tracking features can be useful investigative and crime prevention tools for law enforcement agencies when used in conjunction with the FocalPoint software. For example, officers can configure the software to provide alerts if offenders enter known crime areas.

Rachele Smith, owner of the Austin, Texas based Victim Safety First (VSF) offender monitoring company, said: “The new OM500 has immediately impressed us all here at VSF. It is without question the new gold standard in GPS monitors. After testing multiple devices for months now, we are excited to transition all of our clients to the OM500. There are so many new and useful functions, brilliant feedback and communication capabilities, with a battery life unlike anything we’ve seen in 13 years.”

The OM500 ankle bracelet was designed with the latest embedded technology. Using ultra-fast LTE connectivity, forward-thinking law enforcement agencies can rest assured that the OM500 will serve them now and in the future, as new technologies emerge. The powerful OM500 tracking device can be controlled by the FocalPoint application or the industry leading FocalPoint mobile app.

Demonstration at IACP Annual Conference and Exposition 2019
Sierra Wireless will showcase its solutions for first responder communications and public safety, including the new OM500 LTE offender monitoring device, at the International Association of Chiefs of Police (IACP) Annual Conference and Exposition 2019, Oct. 26 – 29, in booth 5438, McCormick Place West, Chicago, IL.

For more information, visit: https://www.sierrawireless.com/products-and-solutions/sims-connectivity-and-cloud-services/managed-iot-solutions/omnilink-offender-monitoring-solution/. To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Resources

  PoliceOne free webinar: The Value of Electronic Offender Monitoring in the Digital World, Nov. 12, 2019, at 11:00 AM PT
  Omnilink OM500 video: https://youtu.be/b7t8N-oKVdc

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is a solution to help a business securely connect edge devices to the cloud, or a software/API solution to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to create the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

“Omnilink” and “Sierra Wireless” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Contacts

Kim Homeniuk
Sierra Wireless
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: October 24, 2019